SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
INTERMUNE, INC.
(Name of Applicant)
3280 Bayshore Blvd.
Brisbane, California 94005
(Address of Principal Executive Office)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
5.00 % Convertible Senior Notes due 2015	up to $85,000,000 aggregate principal amount
Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.
Name and address of agent for service:
Robin J. Steele
Senior Vice President, General Counsel and Corporate Secretary
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
(415) 466-2200

With copies to:
Mark V. Roeder, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
EXHIBIT 99.T3C
EXHIBIT 99.T3E
EXHIBIT 25.1

GENERAL
1.	General Information
(a)	InterMune, Inc. (the “Company” or “InterMune”) is a corporation.

(b)	The Company was organized under the laws of the State of Delaware.
2.	Securities Act Exemption Applicable
          On or after the effective date of this Application for Qualification on Form T-3 (the “Application”), the Company intends to exchange (the “Exchange”) $1,000 principal amount of its 5.00% Convertible Senior Notes due 2015 (CUSIP No. 45884XAD5) (the “New Notes”) for each $1,000 principal amount of its currently outstanding .25% Convertible Senior Notes due 2011 (CUSIP No. 45884XAB9) (the “Old Notes”). If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application. For more detailed information regarding the Indenture, please see Item 8 of this Application.
          As the New Notes are to be exchanged by the Company with its existing noteholders exclusively and solely for outstanding Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for customary fees and expenses of its legal advisors, a customary financial advisor services fee made to Deutsche Bank Securities Inc. for advisory services rendered in connection with the Exchange and the engagement of The Bank of New York Trust Company, N.A., the trustee under the Indenture (the “Trustee”). No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange.
AFFILIATIONS
3.	Affiliates
          For purposes of this Application only, the directors and executive officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed to be affiliates of the Company.
MANAGEMENT AND CONTROL
4.	Directors and Executive Officers
          The following table lists the names and offices held by all directors and executive officers of the Company as of June 10, 2008. The mailing address of each director and executive officer is: c/o InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, CA 94005.

Name	Office

Daniel G. Welch	Chairman, Chief Executive Officer and President
Louis Drapeau	Director
Lars G. Ekman, M.D., Ph.D.	Director

Name	Office
James I. Healy, M.D., Ph.D.	Director
David S. Kabakoff, Ph.D.	Director
Jonathan S. Leff	Director
Marianne Armstrong, Ph.D.	Chief Medical Affairs and Regulatory Officer
Lawrence Blatt	Chief Scientific Officer
Williamson Bradford, M.D., Ph.D.	Senior Vice President, Clinical Science and Biometrics
John Hodgman	Senior Vice President and Chief Financial Officer
Steven Porter, M.D., Ph.D.	Chief Medical Officer
Howard Simon, Esq., SPHR	Senior Vice President, Human Resources and Corporate Services and Associate General Counsel and Chief Compliance Officer
Robin J. Steele, Esq.	Senior Vice President, General Counsel and Corporate Secretary
5.	Principal Owners of Voting Securities
          Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of its voting securities as of the date of this Application:

				Percentage
				of Voting
	Title of	Amount		Securities
Name and Mailing Address	Class Owned	Owned		Owned(1)
Sectoral Asset Management Inc.	Common Stock	4,037,590	(2)	10.3%
Jérôme G. Pfund
Michael L. Sjöström
2120-1000 Sherbrooke St.
West Montreal
PQ H3A 3G4 Canada

(1)	Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission. Percentages of shares beneficially owned are based on 39,268,359 shares of common stock outstanding as of June 6, 2008.

(2)	Based solely on the information contained in the Form 13G/A filed by Sectoral Asset Management Inc., Jérôme G. Pfund and Michael L. Sjöström on February 13, 2008.
UNDERWRITERS
6.	Underwriters
     (a) The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Security Underwritten
Goldman, Sachs & Co.	Common Stock
85 Broad Street
New York, NY 10004

Deutsche Bank Securities Inc.	Common Stock
60 Wall Street
New York, NY 10005

CIBC World Markets Corp.	Common Stock
300 Madison Avenue, 5th Floor
New York, NY 10017

     (b) No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Exchange and issued pursuant to the Indenture.
CAPITAL SECURITIES
7.	Capitalization
(a)	The authorized and outstanding capital stock and debt securities of the Company as of June 6, 2008 were as follows:

	Amount	Amount
Title of Class	Authorized	Outstanding
Common Stock, par value $0.001	70,000,000	39,268,359
Preferred Stock, par value $0.001	5,000,000	0
.25% Convertible Senior Notes due 2011	$170,000,000	$170,000,000
(b)	Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders, unless as expressly permitted by law or as may be determined by the Board of Directors in a certificate of designations, preferences and rights.
INDENTURE SECURITIES
8.	Analysis of Indenture Provisions
          The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and The Bank of New York Trust Company, N.A., as Trustee. The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.
(a) Events of Default; Withholding of Notice
          Each of the following is an “Event of Default” under the Indenture:
          (1) a default in the payment of principal or premium, if any, when due at maturity, upon redemption or otherwise on the New Notes;
          (2) a default in the payment of any interest on the notes, when due and such failure continues for a period of 30 days;
          (3) failure to convert the New Notes upon exercise of a holder’s conversion right;
          (4) failure to provide notice of the occurrence of a designated event of which we are aware on a timely basis;

          (5) failure to perform or observe any of the covenants in the indenture governing the New Notes for 60 days after notice by the Trustee or the holders of at least 25% in principal amount of the notes then outstanding;
          (6) the occurrence of certain events involving our bankruptcy, insolvency or reorganization; or
          (7) a default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25 million and such acceleration has not been rescinded or annulled within a period of 60 days after written notice as provided in the Indenture governing the New Notes.
          If an Event of Default described above (other than specified in clause (6)) occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal amount of and premium, if any, and accrued interest on accrued on all New Notes to be immediately due and payable. The declaration of an Event of Default may be rescinded if the conditions described in the Indenture are satisfied. If an Event of Default described in clause (6) occurs, the principal of all New Notes and the interest accrued thereon shall be immediately and automatically due and payable without necessity of further action.
          Within ninety (90) days after a default, the Trustee must give to the registered holders of New Notes notice of all uncured defaults known to it, unless such defaults shall have been cured or waived before the giving of such notice. The Trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the New Notes when due or in the payment of any redemption obligation.
          The holders of a majority in aggregate principal amount of the outstanding New Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, subject to limitations specified in the Indenture.
          No noteholder shall have any right to pursue any remedy under the Indenture unless such holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, and unless also the holders of not less than 25% in aggregate principal amount of New Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable security or indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the Indenture.
(b) Authentication and Delivery of New Notes; Use of Proceeds
          The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by any two of the following officers of the Company: the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”) (individually, an “Officer”), and delivered to the Trustee.
          The Trustee will authenticate and make available for delivery New Notes for original issue, upon a written order or orders of the Company signed by an Officer, the Treasurer or any Assistant Treasurer or the Secretary or Assistant Secretary. Such order of the Company must specify the amount of New Notes to be authenticated and the date on which the original issue of New Notes is to be authenticated.

          The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.
          There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.
(c) Release and Substitution of Property Subject to the Lien of the Indenture
          The New Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of the Company’s existing and future senior debt and rank senior in right of payment to all of the Company’s existing and future subordinated debt. In addition, the New Notes are effectively subordinated to any existing and future secured debt to the extent of the value of the collateral securing such debt. As of the date of this Application, the Company has no secured debt, no subordinated debt and no other senior obligations, except for our Old Notes, accrued liabilities and trade payables.
(d) Satisfaction and Discharge of the Indenture
          The Company may terminate all of its obligations under the New Notes and the Indenture if all New Notes previously authenticated and delivered (other than any New Notes that have been destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it hereunder, or if the Company deposits with the Trustee, in trust, funds sufficient to pay all of the New Notes (other than any New Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered), including principal and premium, if any, and interest due (except as to (i) rights of noteholders under the Indenture to receive payments of principal of and premium, if any, and interest on, the New Notes and the other rights, duties and obligations of noteholders, as beneficiaries under the Indenture with respect to the amounts, if any, so deposited with the Trustee and (ii) the rights, obligations and immunities of the Trustee under the Indenture).
          The Trustee, on written demand of the Company accompanied by an officers’ certificate and an opinion of counsel as required by the Indenture and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture.
(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture
          The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company, an officers’ certificate signed by either the principal executive officer, principal financial officer or principal accounting officer of the Company, stating whether or not to the best knowledge of the signers that the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and the status thereof of which the signers may have knowledge.
          The Company will deliver to the Trustee, forthwith upon becoming aware of (i) any default in the performance or observance of any covenant, agreement or condition contained in this Indenture, or (ii) any Event of Default, an officers’ certificate specifying with particularity such default or Event of Default and further stating what action the Company has taken, is taking or proposes to take with respect thereto.
9.	Other Obligors

          None.
     Contents of application for qualification. This application for qualification comprises:
(a)	Pages numbered 1 to 8, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of The Bank of New York Trust Company, N.A., Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)	The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form S-1, as amended (No. 333-96029)).

Exhibit T3B	Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1, as amended (No. 333-96029)).

Exhibit T3C*	Form of Indenture between the Company and The Bank of New York Trust Company, N.A., as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E*	Disclosure Statement dated June 9, 2008.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE
          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, InterMune, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Brisbane and State of California, on the 10th day of June, 2008.

(Seal)			InterMune, Inc.

Attest:	/s/ Robin J. Steele		By:	/s/ Daniel G. Welch

	Name:	Robin J. Steele		Name:	Daniel G. Welch
	Title:	Senior Vice President, General Counsel and Corporate Secretary		Title:	Chairman, Chief Executive Officer and President